EXHIBIT 2



                                                    WESTVACO CORPORATION
                                                       Westvaco Building
                                                         299 Park Avenue
         WESTVACO                                    New York, NY  10171
         NEWS RELEASE
                                             PUBLIC RELATIONS DEPARTMENT
                                                  Telephone 212 688-5000
                                   Media Contact:  William P. Fuller III
                                                          (212) 318-5250
                                       Analyst Contact:  Roger A. Holmes
                                                          (212) 318-5288
         FOR IMMEDIATE RELEASE:

                  WESTVACO ANNOUNCES NEW SHAREHOLDER RIGHTS PLAN

         NEW YORK, NY, September 23, 1997 -- Westvaco Corporation today announced a new shareholder rights plan to replace a similar plan that expires in December 1997.

              "The new plan continues our practice of assuring fair and

         equal treatment for all shareholders in the event of a proposed acquisition of the company," said John A. Luke, Jr., Chairman and Chief Executive Officer.

              To implement the new plan, Westvaco's Board of Directors

         today declared a dividend distribution of one Preferred Share

         Purchase Right on each outstanding share of Westvaco common stock.  The new rights guard against abusive acquisition

         tactics, but do not prohibit a takeover.

              The new rights, which are not taxable to shareholders,

         will be distributed on December 8, 1997, to stockholders of record on that date and will expire on December 8, 2007.  The new rights will be exercisable only if a person or group

         acquires 15 percent or more of Westvaco's common stock or

         announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the company's common stock.  Each right will have an exercise price of $175.

              Westvaco is a major producer of paper, envelopes,

         packaging and specialty chemicals with annual sales of $3

         billion.  The company owns 1.5 million acres of timberlands in the United States and Brazil and has manufacturing facilities in those two countries as well as the Czech Republic.

         International business accounts for 25 percent of Westvaco's sales and the company has customers in more than 70 countries.